BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

March 23, 2015

VIA EDGAR AND FEDERAL EXPRESS

Nicholas P. Panos

Senior Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Malibu Boats, Inc.

Schedule TO-I filed March 13, 2015

Filed by Malibu Boats Holdings, LLC and Malibu Boats, Inc.

File No. 5-88762

Dear Mr. Panos:

On behalf of Malibu Boats, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated March 19, 2015 (the “Comment Letter”), regarding the above referenced Schedule TO-I (the “Schedule TO”). The Company has revised the Schedule TO (the “Amended Schedule TO”) in response to the Staff’s comments and is filing concurrently with this letter the Amended Schedule TO, which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in the Amended Schedule TO. Page and caption references in the text of this letter correspond to pages and captions in the Amended Schedule TO.

Mr. Nicholas P. Panos, March 23, 2015

SCHEDULE TO-I

Cover Page

1.	Notwithstanding Malibu Boats Holdings’ identification on the cover page of Schedule TO, narrative disclosure within the Offer to Purchase that it is offering to purchase tendered securities, and signature on the signature page of Schedule TO, please advise us, with a view toward revised disclosure, whether Malibu Boats Holdings is voluntarily complying with Rule 13e-4. Please provide a brief legal analysis in support of your response.

Response:

As noted in the Introductory Statement to the Amended Schedule TO, the Company is the only entity offering to purchase Securities and it is offering to purchase only Shares of its Class A Common Stock, including Shares of its Class A Common Stock to be issued upon exchange of limited liability company interests (the “LLC Units”) of Malibu Boats Holdings, LLC (the “LLC”). The Company had previously included the LLC as an “offeror” out of an abundance of caution because the definition of “offeror” in General Instruction K(1) to Schedule TO includes any person on whose behalf a tender offer is made. However, after further consideration, the Company does not believe it is making the tender offer on behalf of the LLC or that the LLC is a “bidder” (as defined in Rule 14d-1(c)(1)) for the following reasons:

•	Only Shares of Class A Common Stock of the Company are being purchased in the Offer.

•	The LLC is not recognizing any benefits from the completion of the Offer. Only the Company is benefiting from the Offer because it is only purchasing Shares of Class A Common Stock in the Offer.

•	Only the Company and its board of directors authorized the Offer and the Company and its board of directors initiated, structured and negotiated the terms of the Offer.

•	The Offer to Purchase distributed to the holders of Securities was clear that only Malibu Boats, Inc. was purchasing the Securities to be tendered. As stated above, the only reference to the LLC as an offeror was on the facing page of the Schedule TO, which was not distributed to stockholders or unitholders, because the Company included it out of an abundance of caution due to the definition of “offeror” in General Instruction K(1) to Schedule TO.

•	The LLC has no control over the terms of the Offer and the LLC does not control the Company. Instead, the Company is the sole managing member of the LLC.

Mr. Nicholas P. Panos, March 23, 2015

•	The LLC did not form the Company nor cause it to be formed.

•	The LLC will not beneficially own the Securities purchased by the Company in the Offer.

Accordingly, the Company has removed the LLC as an “offeror” under the Schedule TO. To the extent naming the LLC as an offeror in the initial Schedule TO may have been deemed an offer by the LLC, the Amended Schedule TO has clarified that the LLC has withdrawn and terminated any offer previously deemed to be made for its LLC Units because, in the Company’s and the LLC’s reasonable judgment, it would be materially adverse to the Company and the LLC and otherwise make it inadvisable for the Company and the LLC to proceed with an offer by or on behalf of the LLC, which is a stated condition on page 7 of the Offer to Purchase.

2.	The Introductory Statement, as well as disclosure throughout Exhibit (a)(1)(A), use the singular defined term “Offer” to disclose the proposed transactions. Given that Rule 13e-4 applies to and regulates each tender offer made for a class of equity securities on a class-by-class basis, advise us, with a view toward revised disclosure, whether or not multiple tender offers are being made.

Response:

As noted in the Company’s response to Comment 1 above, the Amended Schedule TO clarifies that the Offer is being made only with respect to one class of equity securities, the Company’s Class A Common Stock.

Proration, page 5

3.	Rule 13e-4(f)(3) applies on a per-offer basis and governs proration of tendered equity securities class-by-class. Revise this section to remove any implication that the offerors intend to prorate based upon tenders of all Shares and LLC Units, as defined in the Offer to Purchase, being aggregated into a single pool of Securities, as also defined in the Offer to Purchase, before the proration factor is determined.

Response:

As noted in the Company’s response to Comment 1 above, the Amended Schedule TO clarifies that the Offer is being made only with respect to one class of equity securities, the Company’s Class A Common Stock.

***

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

Mr. Nicholas P. Panos, March 23, 2015

We appreciate the Staff’s comments and request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley of O’Melveny & Myers LLP

cc:	Wayne R. Wilson, Malibu Boats, Inc.

Edward D. Ricchiuto, Esq., Sidley Austin LLP

Exhibit A

Malibu Boats, Inc.

5075 Kimberly Way

Loudon, Tennessee 37774

March 23, 2015

VIA EDGAR AND FEDERAL EXPRESS

Nicholas P. Panos

Senior Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Malibu Boats, Inc.

Schedule TO-I filed March 13, 2015

Filed by Malibu Boats Holdings, LLC and Malibu Boats, Inc.

File No. 5-88762

Dear Mr. Panos:

This letter is submitted by Malibu Boats, Inc., a Delaware corporation (the “Company”) in connection with the letter submitted today on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 19, 2015, regarding the above referenced Schedule TO-I. In connection therewith, the Company hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (865) 458-7239 or waynew@malibuboats.com with any questions or comments.

Sincerely,

/s/ Wayne R. Wilson

Wayne R. Wilson
Chief Financial Officer
Malibu Boats, Inc.